[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
July 20, 2009
VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9198
Ibolya Ignat
Staff Accountant
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd.
Form 10-K for the Year Ended December 31, 2008
Filed on February 27, 2009
Schedule 14A
Filed on March 25, 2009
File No. 001-33606
Dear Ms. Ignat:
     On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated July 17, 2009 (the “Comment Letter”).
     Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
     We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Form 10-K for the Year Ended December 31, 2008
Item 1, Business, page 1
     1. We note your statement on page 12 that your “largest broker relationships, as measured by gross premiums written, are with Aon Benfield Group, Ltd., Marsh & McLennan Companies, Inc./Guy Carpenter & Co., and Willis Group Holdings Ltd” which combined account for 61.2% of the gross premiums written by the company for the 2008 fiscal year. Please revise your disclosure to provide the material terms of any agreements or arrangements the company has with each of these parties, and file copies of each as exhibits to the Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.
     Response: The Company advises that brokerage terms vary from policy to policy and that there is not a material agreement or arrangement covering such terms within the meaning of Item 601(b)(10) of Regulation S-K. The Company will expand its disclosure in future filings to state whether or not such agreements exist at the time of the relevant filing.
Regulation, page 17
     2. On page 18 you state that “Talbot is subject to a Closing Agreement between Lloyd’s and the U.S. Internal Revenue Service pursuant to which Talbot is subject to U.S. federal income tax to the extent its income is attributable to U.S. agents who have authority to bind Talbot.” Because 30.8% of your gross premiums written for the 2008 fiscal year were attributable to operations in the U.S., it appears that this may be a material agreement under Item 601(b)(10) of Regulation S-K. Therefore, please revise your disclosure to include a description of the material terms of this agreement and file a copy as an exhibit to the 10-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.
     Response: As noted in the Company’s Annual Report on Form 10-K (the “Form 10-K”) and highlighted in the Staff’s comment, the Closing Agreement is applicable to income attributable to U.S. agents who have authority to bind Talbot. The geographical diversification disclosure on page 10 of the Form 10-K presents gross premiums written based on the geographical location of the underlying risk, not the binding location. Of the $62.098 million (4.6%) of gross premiums written by Talbot and attributable to U.S. based risks, $ 50.073 million (3.7%) is attributable to U.S. agents who have authority to bind Talbot. The Company has determined the amount of gross premiums written to which the Closing Agreement is applicable is not material and that the Closing Agreement is not a material agreement within the meaning of Item 601(b)(10) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reinsurance Premiums Ceded and Reinsurance Recoverables, page 56
     3. You disclose that the use of different assumptions within your model could have a material effect on your provision for uncollectible reinsurance. Please revise your disclosure to clarify which assumption changes could materially impact your provision for uncollectible reinsurance. In addition, please provide a sensitivity analysis of the reasonably likely changes in those assumptions and the corresponding impact on your financial position and results of operations.
     Response: The Company acknowledges the Staff’s comment. The provision for reinsurance non-recoverability is $3.2 million at December 31, 2008 and the Company notes that actual non-recoverability in the history of the Company is nil. Based on historical experience, the Company does not believe that the impact of changes to the assumptions would be material to the Company’s financial position. The Company proposes to revise its disclosure in future filings to remove the reference to “material” in this context.
Investment Valuation, page 57
     4. Please revise your disclosure to provide more information about information obtained from your external investment accounting service provider. Please include the following:
•	The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
•	Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from pricing services or investment brokers; and
•	Describe the validation process performed by your external investment accounting service provider to validate the prices obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. Discuss in what situations the external investment accounting service provider obtains additional price quotes for verification.
     Response: The Company acknowledges the Staff’s comment and will revise its future filings to amend the relevant part of the Investment Valuation discussion under Critical Accounting Policies and Estimates as follows:

     “The Company’s external investment accounting service provider receives prices from one to five independent pricing sources to measure the fair values of its fixed maturity investments. The specific number of prices obtained is a function of the availability of such prices as not all investments are priced by all independent sources. All price quotes are obtained from the investment accounting service provider via a price source report for verification. These independent pricing sources are prioritized with respect to reliability based on a pre-established hierarchy to ensure that only the highest priority pricing inputs are used. The considerations in determining the hierarchy are valuation accuracy, operational efficiency and independence of the source. The independent pricing sources are received via automated feeds from indices, pricing and broker-dealers services. Pricing is also obtained from other external investment managers. This information is applied consistently across all the Company’s portfolios. With the exception of the Level 3 assets, prices obtained from independent pricing sources are not adjusted. The Company’s external investment accounting service provider confirms and documents all prices received on a daily basis for quality control and audit purposes. Valuation controls performed by the investment accounting service provider include:
•	valuation and valuation oversight committees;
•	interactive consultation with and between portfolio managers, portfolio analytics group, risk and quantitative analysis group and financial modeling group;
•	regular vendor and due diligence reviews;
•	peer group checks;
•	consistency checks;
•	asset class variance analysis; and
•	stale prices reviews and reports.
     Based on information received from the investment accounting service provider, the Company makes a security level determination of pricing input observability and resultant FAS 157 levels.”
Results of Operations
Foreign Exchange (Losses) Gains, page 102
     5. You disclose that Talbot’s balance sheet includes net unearned premiums and deferred acquisition costs denominated in foreign currencies. You also disclose that these unearned premiums and deferred acquisition costs are classified as nonmonetary items and are translated at historic exchange rates. Note 2g, however, states that assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated at prevailing year end exchange rates. Please revise herein and/or in Note 2g, as applicable, to clarify whether you use the prevailing year end rate or historic exchange rate to translate unearned premiums and deferred acquisition costs. Tell us how your accounting complies with GAAP and reference the authoritative literature you rely upon to support your accounting.
     Response: The Company notes the Staff’s comment. Talbot Holdings Ltd. (“Talbot”) is a Bermuda registered holding company whose functional currency is the U.S. dollar. Talbot owns a variety of subsidiaries with functional currencies of U.S. dollars, and subsidiaries with non- U.S. dollar functional currencies.
     The insurance operations of Talbot are held within the subsidiary T2002 Underwriting Capital Ltd. (“T2002”), a UK registered company with a functional currency of U.S. dollars. Per FAS 52 paragraph 15:
     “Foreign currency transactions are transactions denominated in a currency other than the entity’s functional currency. Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that generally shall be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later) realized upon settlement of a foreign currency transaction generally shall be included in determining net income for the period in which the transaction is settled.”
     The non-U.S. dollar unearned premiums and deferred acquisition costs of T2002 (and in turn Talbot) are not considered to be “foreign currency transactions” as they do not give rise to receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. Accordingly, these balances are not re-valued at the current exchange rate of the balance sheet at the time of consolidation into Talbot, but are carried at the historical rate in accordance with Paragraph 96 of Appendix A to FAS 89.
     Other non-insurance subsidiaries of Talbot operate with non-U.S. dollar functional currencies. At the time these operations are consolidated into Talbot, their balance sheets are translated at the current exchange rate. Per FAS 52, paragraph 12:
     “All elements of financial statements shall be translated by using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date shall be used.”
     Therefore, since Talbot’s insurance operations are contained within T2002, which is a U.S. dollar functional currency company, it is correct to say that unearned premium and deferred acquisition costs are carried at the historical exchange rates. In addition, since certain other Talbot subsidiaries operate with a non-U.S. dollar functional currency, it is correct to say that assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated at prevailing year end exchange rates. These statements are not inconsistent since they refer to different components of the Talbot corporate structure.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 112
     6. You provided a sensitivity analysis that assumed hypothetical interest rate changes of 100 basis points for your fixed maturity and short term investments as a group. However, credit spreads on fixed income securities are at unusual highs and do not necessarily increase or decrease by similar amounts for different classes of securities. Please tell us why you believe that your sensitivity analysis provides estimates of reasonably possible changes in interest rates for your fixed maturity securities or revise your presentation accordingly, to provide a sensitivity analysis showing estimates of reasonably possible changes based on the classifications presented in the table on page F-17.
     Response: The Company notes the Staff’s comment. In its disclosure, the Company’s reference to interest rate risk in the Interest Rate Risk discussion refers to underlying interest rates determined by U.S. Treasury yields rather than the spread over such rates. The Company has determined that interest rates are the most relevant measure of volatility given the high level of portfolio liquidity (government securities, government backed securities, short term investments, cash and cash equivalents comprising $2,140.6 million or 65.2% of the portfolio at December 31, 2008) and high investment rating ($2,439.7 million or 99.4% rated investment grade or above at December 31, 2008).
     The Company has determined that a 100 basis point sensitivity analysis provides an appropriate assessment of interest rate volatility from potential moves in U.S. Treasury interest rates over the Company’s investment portfolio duration of 1.82 years at December 31, 2008.
     The Company will expand its disclosure in future filings to clarify the interest rate referenced.
Notes to the Consolidated Financial Statements
7. Investments, page F-14
     7. Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.
     Response: The Company acknowledges the Staff’s comment. For the year ended December 31, 2008, Net transfers in (out) referred exclusively to transfers into Level 3 and there were no transfers out. To the extent applicable, the Company will disclose transfers in and out on a gross basis in future filings.
     The Company discussed the circumstances leading to the transfer of certain non-Agency RMBS securities into Level 3 at page 57 of the Form 10-K in the Investment Valuation section of the Critical Accounting Policies and Estimates and reproduced below for your convenience. In future filings, the Company confirms that it will also include a summary of the Investment Valuation disclosure in the Investments note to the consolidated financial statements.
     “During the year ended December 31, 2008, the Company identified certain non-Agency RMBS securities (“identified RMBS securities”) trading in inactive markets. The financial and mainstream press has provided continuous coverage of the credit crisis and the related impact on world markets. The Company’s external investment advisors have noted illiquidity and dislocation in the non-Agency RMBS market during 2008. In order to gauge market activity for the identified RMBS securities, management, with assistance from external investment advisors, reviewed the pricing sources for each security in the portfolio. Pricing services were the primary sources for the prices. Documentation provided by pricing services regarding the pricing of non-Agency RMBS indicated that Volatile CMO Tranche Evaluations are performed via a “proprietary evaluated pricing and prepayment model.” This matrix or option adjusted spread (“OAS”) model, uses a combination of Monte Carlo simulations and arbitrage analysis to determine prices. As a result, these securities were transferred to Level 3 assets with respect to the FAS 157 fair value hierarchy.
     Consistent with FSP FAS 157-3 market approach fair value measurements for securities trading in inactive markets are not determinative. In weighing the fair value measurements resulting from market approach and income approach valuation techniques the Company has placed less reliance on the market approach fair value measurements. The income approach valuation technique determines the fair value of each security on the basis of contractual cash flows, discounted using a risk-adjusted discount rate. As the proposed valuation technique incorporates both observable and significant unobservable inputs, these securities have been transferred to Level 3 assets with respect to the FAS 157 fair value hierarchy. The foundation for the income approach is the amount and timing of future cash flows.
     The Company examined several sources in the determination of an appropriate, risk-adjusted discount rate. In doing so, the Company concluded that liquidity risk was the primary driver of the discount rate as prepayment, default and credit risk are incorporated into the underlying cash flows and thus it is not appropriate to include the associated risks in the discount rate. The risk adjusted discount rate used in the income valuation calculation was the three month over USD LIBOR at December 31, 2008 plus a spread of 564 basis points, representing the average spreads of BBB U.S. Corporate Securities over U.S. Treasuries for the last six months of 2008. While the majority of the identified RMBS securities are rated AAA, a number have been downgraded, mostly to BBB. The Company has conservatively used BBB as a benchmark in determining an appropriate discount rate.
     The change in fair value measurement for the identified RMBS securities from a market approach to an income approach resulted in a $14.6 million increase in net unrealized losses on investments in the quarter. This increase in net unrealized losses on investments resulted in a $14.6 million decrease in shareholders’ equity as at December 31, 2008.”
16. Income taxes, page F-38
     8. You disclose the existence of a $1,737,000 increase to the 2008 income tax provision related to adjustments to prior period taxes. Please revise your disclosure here and in MD&A to discuss the nature of these adjustments, including the jurisdiction.
     Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the adjustment to prior period taxes does not reach the Company’s materiality threshold for inclusion in the notes to the consolidated financial statements or the MD&A.
     Supplementally, the Company advises the Staff that the adjustment to prior period taxes was made up of two items:
1.	$526,000 relating to notional interest chargeable on intra group borrowings; and
2.	$1,211,000 relating to a change in the exchange rate basis of reversing an intra group stop loss recovery in respect of the 2005 year of account.
Schedule 14A
Executive Compensation: Compensation Discussion and Analysis
Variable Components of Compensation, page 14
     9. We note the following statement on page 14: “The aggregate annual incentive pool for all participating employees is established by the target bonuses specified in employment agreements or otherwise set by our management and the compensation committee.” Please provide draft disclosure explaining the factors considered by the compensation committee in establishing the aggregate annual incentive pool.
     Response: The Company acknowledges the Staff’s comment and proposes including the following disclosure in the Company’s 2009 proxy statement, with appropriate adjustments to reflect developments during 2009:

     “The target aggregate annual incentive pool is determined through the aggregation of annual target bonuses for all of the employees eligible to receive an annual incentive award. For executive officers, target annual incentive bonuses are determined at the time that such executive officers enter into employment agreements and these employment agreements, including target annual incentive bonus amounts, are approved by the compensation committee. For employees other than executive officers, target annual incentive bonuses are set as a percentage of base salary, and can range from 15% to 150% of base salary. The aggregation of these amounts establishes the target bonus pool. Factors considered by the compensation committee in approving executive target annual incentive bonus amounts at the time that the compensation committee approves executive employment agreements include experience, their perceived ability to contribute to growth in the Company’s profitability, compensation available to the executive elsewhere in a competitive labor market and role within the Company.
     The target annual incentive bonus pool is presented to the Board in the February board of directors meeting as part of the Company’s annual budget process. At this time, the compensation committee takes no specific action as the primary focus of the committee is approving the aggregate annual incentive pool for the prior calendar year as described below.
     At the May board of directors meeting, the compensation committee considers and establishes a financial scale which is used to determine the amount of funding for the annual incentive bonus pool for bonus determinations to be made following the end of that calendar year based on the target annual incentive bonus pool, the Company’s budget and actual results. The financial scale is derived using a hypothetical range of loss and loss expense, which is the most variable item in the Company’s performance. The financial scale is then used to determine the amount of funding for the annual incentive bonus pool. The resulting funding for the annual incentive pool is further subdivided into two components — an 80% portion based on financial performance and a 20% portion based on achievement of strategic objectives.
     After full year results of operations are known for the Company at the February board of directors meeting following the end of that calendar year, the compensation committee approves a specific aggregate annual incentive pool amount to be paid for the most recently completed calendar year. This amount is determined using the financial scale established at the previous May board of directors meeting to evaluate the Company’s actual results, including underwriting income (net premiums earned less losses and loss expenses, acquisition costs and general expenses), combined ratio, operating income and return on average equity against the most recently completed year’s budget as approved by the board. After considering the Company’s performance relative to budget, management recommends to the compensation committee an annual incentive pool which can range from a 20% minimum to a 150% maximum of the target annual incentive pool based solely on the percentage achievement of budget as measured on the financial scale. For example, a hypothetical 85% scaled achievement of budget would result in a management recommendation to the compensation committee that the annual incentive pool be set at up to 85% of the target annual incentive pool. In this hypothetical example, the compensation committee would consider approving a total aggregate annual incentive bonus pool of up to 85% of the target annual incentive bonus pool, made up of 68% (equal to 80% of 85%) based on financial performance and up to 17% (equal to 20% of 85%) based on assessment of performance against strategic objectives.”
     10. We note the following statement on page 14: “For the 2008 performance year, the primary financial guidelines were underwriting income . . . combined ratio, operating income and return on average equity.” It does not appear that you have specified the targets or goals related to each of the listed financial components which were considered in determining annual incentive compensation for 2008. It also does not appear that you have described the “strategic objectives” upon which 20% of the 2008 annual incentive program was based. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:
•	The specific financial guideline objectives relating to each financial components to be considered by the committee;
     Response to bullet 1 of comment 10: The Company acknowledges the Staff’s comment and provides the following disclosure to be included in the Company’s 2009 proxy statement:
     “At the May board of directors meeting, the compensation committee considers a financial scale which relates the Company’s budget and a scale of percentage achievements of the budget to the target annual incentive bonus pool. The financial scale is derived using a hypothetical range of the loss and loss expense, which is the most variable item in the company’s performance. The Board approved a budget in February 2009 with budgeted results as follows:

	Validus Re	Talbot	Total
Underwriting Income
Combined Ratio
Operating Income
Return on Average Equity

     The company’s actual results for 2009 were as follows:”

	Validus Re	Talbot	Total
Underwriting Income
Combined Ratio
Operating Income
Return on Average Equity
•	The specific strategic objectives;
     Response to bullet 2 of comment 10: The Company notes the Staff’s comment. The strategic objectives that comprise the 20% component of the annual incentive pool are determined retrospectively each year by the compensation committee. For example, for fiscal 2008, the compensation committee considered that while the Company did not meet its budgeted financial goals, the Company did record an annual profit and growth in total shareholders’ equity despite the losses attributable to Hurricane Ike and Hurricane Gustav and the turmoil in the credit markets. Of the peer group identified in the proxy statement, only two showed an increase in total shareholders’ equity in 2008. For fiscal 2007, the compensation committee considered the successful acquisition by the Company of Talbot as well as the Company’s successful initial public offering. The Company confirms that, in connection with comment 9, bullet 2 of this comment and bullet 3 of this comment, it will discuss the type and nature of the strategic objectives considered by the compensation committee at the February 2010 board of directors meeting in its 2009 proxy statement.
•	Confirmation that you will discuss the achievement of each financial guideline and strategic objective; and
     Response to bullet 3 of comment 10: The Company acknowledges the Staff’s comment and confirms that, in connection with comment 9, bullet 2 of this comment and bullet 3 of this comment, it will discuss the achievement of each financial guideline and strategic objective.
•	A discussion of how the level of achievement of each objective will affect the actual bonuses to be paid.
     Response to bullet 4 of comment 10: The Company acknowledges the Staff’s comment and proposes including the following disclosure in the Company’s 2009 proxy statement, with appropriate adjustments to reflect developments during 2009:
     “After full year results of operations are known for the Company at the February board of directors meeting, the compensation committee approves a specific aggregate annual incentive bonus pool amount for the prior calendar year. The Company’s chief executive officer presents to the compensation committee a schedule of recommendations for actual bonuses to be paid. For executive officers, the recommendation is made by the chief executive officer and can range from 0% of the target annual incentive bonus (as was the case in 2008) to 150% of the target annual incentive bonus (the maximum amount payable). For other employees, the recommendation is based on discussions between the chief executive officer and the executive officer managing the applicable employee’s department. In each case, the actual percentage funding of the annual incentive bonus pool is an important element of the bonus to be paid.”
To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.
     11. On page 15 you state that awards may be “earned in excess of the named executive officer’s target annual incentive . . .” Please provide draft disclosure to be included in your 2009 proxy statement describing how awards in excess of their target annual incentive will be calculated.
     Response: The Company acknowledges the Staff’s comment and proposes including the following disclosure in the Company’s 2009 proxy statement, with appropriate adjustments to reflect developments during 2009:
     “After considering the Company’s performance relative to budget, management recommends to the compensation committee an annual incentive pool which can range from a 20% minimum to a 150% maximum of the target annual incentive pool based on the financial scale determined at the May board of directors meeting. Awards paid in excess of a named executive officer’s target may, at the discretion of the chief executive officer and the compensation committee, also be based on exceptional performance by the executive, based on review of the executive’s achievements during the year, including strategic, financial and general performance considerations, without regard to the size of the pool and are typically paid in the form of restricted stock.”
Employment Agreements, page 18
     12. We note that annual base salaries are contained in each named executive officer’s employment agreement but that such base salary is “subject to annual review and may be increased by the Compensation Committee.” It appears that four of the five named executive officers received an increase in base salary from 2007 to 2008. Please confirm that in future proxy statements when the compensation committee exercises its discretion to increase base salaries you will disclose what factors the committee considers when making such determination.
     Response: The Company confirms that it will include such disclosure in future proxy statements.
* * * * *

     The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	Robert F. Kuzloski (Validus Holdings, Ltd.)
John Schuster (Cahill Gordon & Reindel llp)